AB
3/13

15049304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8- 44695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 400
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana 786- 4251717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1301 International Parkway,Suite 300, (Address) Fort Lauderdale, (City) Florida (State) 33323 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB
3/14/15

Grant Thornton

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

INVEX, Inc. and Subsidiary

December 31, 2014 and 2013

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invex Inc.

of December 31, 2014, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINA J. CARMONA
MY COMMISSION EXPIRES August 4, 2017
#FF 005099
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Contents

Grant Thornton

Grant Thornton LLP
1301 International Parkway, Suite 300
Fort Lauderdale, FL 33323-2874

T 954.768.9900
F 954.768.9908

801 Brickell Avenue, Suite 2450
Miami, FL 33131-4944

T 305.341.8040
F 305.341.8099
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX, Inc.

We have audited the accompanying consolidated statement of financial condition of INVEX, Inc. (a Delaware corporation) and subsidiary (the "Company") as of December 31, 2014, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INVEX, Inc. and subsidiary as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic consolidated financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic consolidated financial statements or the underlying accounting and other records, as applicable, and

Grant Thornton

performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

Miami, Florida
February 27, 2015

Grant Thornton

Grant Thornton LLP
1301 International Parkway, Suite 300
Fort Lauderdale, FL 33323-2874

T 954.768.9900
F 954.768.9908

801 Brickell Avenue, Suite 2450
Miami, FL 33131-4944

T 305.341.8040
F 305.341,8099
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX, Inc.

We have audited the accompanying consolidated financial statements of INVEX, Inc. and Subsidiary (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Grant Thornton

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INVEX, Inc. and Subsidiary as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Miami, Florida
February 27, 2015

Grant Thornton

Grant Thornton LLP
1301 International Parkway, Suite 300
Fort Lauderdale, FL 33323-2874

T 954.768.9900
F 954.768.9908

801 Brickell Avenue, Suite 2450
Miami, FL 33131-4944

T 305.341.8040
F 305.341,8099
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX, Inc.

We have audited the accompanying consolidated financial statements of INVEX, Inc. and Subsidiary (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Grant Thornton

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INVEX, Inc. and Subsidiary as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Miami, Florida
February 27, 2015

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2014	2013
Cash and cash equivalents	$ 334,735	$ 362,587
Restricted Cash	677,290	1,291,445
Deposits with clearing broker	188,266	188,226
Securities purchased under agreements to resell	45,784,985	33,197,051
Securities owned - at fair value	5,524,279	2,471,080
Securities owned - equity-method	1,515,994	1,065,826
Receivables from clearing broker	6,396,005	12,017,837
Deferred tax asset	1,739,224	1,664,894
Interest and accounts receivable	152,533	139,209
Furniture and equipment - net of accumulated depreciation of $460,886 in 2014 and $391,664 in 2013	98,063	155,432
Prepaid and other assets	1,862,659	1,177,256
Total assets	$ 64,274,033	$ 53,730,843

LIABILITIES AND SHAREHOLDER'S EQUITY

	2014	2013
Liabilities:		
Notes payable to customers	$ 45,759,381	$ 33,191,723
Securities sold, not yet purchased - at market value	61,560	55,790
Other liabilities	1,143,899	1,838,216
Total liabilities	46,964,840	35,085,729
Shareholder's equity:		
Common stock, $1 par value - 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Retained earnings	7,309,193	8,645,114
Total shareholder's equity	17,309,193	18,645,114
Total liabilities and shareholder's equity	$ 64,274,033	$ 53,730,843

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,

	2014	2013
Revenues:		
Commissions	$ 4,762,063	$ 5,717,124
Interest and dividend income	145,374	286,132
Trading income/(loss), net	527,098	(1,112,653)
Total revenues	5,434,535	4,890,603
Expenses:		
Employee compensation and benefits	3,238,040	3,500,844
Subscriptions, dues, and clearing fees	742,703	602,950
Communications	495,649	420,480
Professional fees	962,526	1,043,269
General and administrative	389,575	404,795
Interest expense	574,071	747,742
Occupancy and equipment rental	312,945	304,595
Total expenses	6,715,509	7,024,675
Net loss from brokerage operations	(1,280,974)	(2,134,072)
Impairment of equity method investment	(620,659)	-
Equitable share of (loss)/gain from unconsolidated investee	(95,839)	129,145
Loss before provision for income taxes	(1,997,472)	(2,004,927)
Income tax benefit	661,551	674,594
Net loss	$ (1,335,921)	$ (1,330,333)

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the Years Ended December 31, 2014 and 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2013	$ 1,000	$ 9,999,000	$ 9,975,447	$ 19,975,447
Net loss	-	-	(1,330,333)	(1,330,333)
Balance - December 31, 2013	1,000	9,999,000	8,645,114	18,645,114
Net loss	-	-	(1,335,921)	(1,335,921)
Balance - December 31, 2014	$ 1,000	$ 9,999,000	$ 7,309,193	$ 17,309,193

The accompanying notes are an integral part of this financial statement.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2014	2013
Cash flows from operating activities:		
Net loss	$ (1,335,921)	$ (1,330,333)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	69,992	69,992
Equitable share of (loss)/gain from unconsolidated investee	95,839	(129,145)
Impairment on equity method investment	620,659	-
Deferred income tax (benefit)	(74,330)	(129,950)
Decrease (increase) in assets:		
Restricted cash	614,155	(611,132)
Deposits with clearing broker	(40)	(12)
Securities purchased under agreements to resell	(12,587,934)	16,071,057
Securities owned-at fair value	(3,053,199)	(1,079,923)
Receivables from clearing broker	5,621,832	3,309,996
Interest and accounts receivable	(13,324)	(17,053)
Prepaid and other assets	(685,403)	(750,020)
Increase (decrease) in liabilities:		
Notes payable to customers	12,567,658	(16,075,386)
Securities sold, not yet purchased	5,770	8,190
Other liabilities	(694,317)	465,134
Net cash provided by (used in) operating activities	1,151,437	(198,585)
Cash flows from investing activities:		
Purchases of furniture and equipment	(12,623)	(80,295)
Capital contributed to unconsolidated investee	(1,166,666)	-
Net cash used in investing activities	(1,179,289)	(80,295)
Net increase (decrease) in cash and cash equivalents	(27,852)	(278,880)
Cash and cash equivalents - beginning of year	362,587	641,467
Cash and cash equivalents - end of year	$ 334,735	$ 362,587
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 574,072	$ 747,742

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION

INVEX, Inc. ("INVEX"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Parent's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Controladora, S.A. de C.V. (the "Group").

INVEX is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Parent as well as executing proprietary trading for INVEX. The majority of INVEX's and its wholly owned "non guaranteed" subsidiary, INVEX USA's (collectively, the "Company") revenue relates to commissions attributable to customer transactions.

Invex, Inc. created a wholly owned subsidiary, Invex Advisers LLC (Invex Advisors), in 2012. Invex Advisers is currently in the registration process with FINRA and the State of Florida. Invex Advisers will offer investment advisory services to select clients. Invex Advisers will charge an annual fee to its clients. Invex Advisers has not commenced operations and thus did not provide services to any clients in 2012, 2013, and 2014. As a result, there was no earned income in 2012, 2013, and 2014.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiary, Invex USA, after the elimination of all intercompany balances and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Such estimates include the fair value of securities and other financial instruments, allowance for doubtful accounts, accruals for liabilities, valuation allowance for deferred tax assets, revenue and expense accruals, and other matters, including a disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

NOTE B - SIGNIFICANT ACCOUNTING POLICIES – Continued

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with maturities at time of purchase three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits per financial institution. The Company has experienced no losses in connection with such balances over FDIC insured amounts and none are expected.

Restricted Cash

Restricted cash consists of cash collateral for certain investments held at an investment banking firm.

Securities Transactions and Revenue Recognition

Securities transactions, commission revenue and related expenses are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in trading income or loss—net on the accompanying consolidated statements of operations.

Commission revenues represent commissions generated by the Company's advisors for their clients' purchases and sales of securities as well as purchases of various investment products such as mutual funds, fixed income and option and commodity transactions. Commission revenue consists primarily of fees earned on bonds sold to customers.

The Company earns trading income, based on the unrealized gains/(losses) on securities which is reported net of expenses on the accompanying consolidated statements of operations on December 31, 2014.

The Company earns interest and dividend income from its cash equivalents and securities owned, less interest expense on related transactions.

Securities purchased under agreements to resell are collateralized financing transactions and provide their clients with the opportunity to indirectly invest in overnight repurchase agreements in the US.
As of December 31, 2014 and 2013, the securities purchased under agreements to resell have been pledged as collateral for the notes payable to customers and represent overnight and other short-term transactions.
These are agreements to receive cash in exchange for short-term promissory notes ("notes payable") (no more than 180 days) and investing such cash in overnight repurchase instruments with US financial institutions with a stated minimum credit rating requirement. The notes payable are fixed rate instruments. The Company earns a spread between the notes payable and the return on the repurchase

(continued)

NOTE B - SIGNIFICANT ACCOUNTING POLICIES – Continued

agreement. Upon maturity the investors may elect to reinvest their proceeds in additional notes or to receive proceeds in cash. The notes payable are unsecured obligations of the Company.

Securities-owned inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note C).

Receivables from Clearing Brokers

Receivables from clearing broker represent cash held on account available for future trades.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE C - SECURITIES OWNED

Securities Owned - At Fair Value

The components of securities owned - at fair value at December 31, 2014 and 2013 are as follows:

	2014	
	Owned	Sold, Not Yet Purchased
Domestic –equities	$ 417,313	$ -
Foreign equities	123,731	-
Domestic futures position on small cap equity index	-	61,560
Domestic treasury bill	2,500,000	-
Foreign - debt instruments	2,483,235	-
	$ 5,524,279	$ 61,560

	2013	
	Owned	Sold, Not Yet Purchased
Foreign – Futures position on foreign currency	$ (32,763)	$ -

(continued)

NOTE C - SECURITIES OWNED- Continued

Domestic - Futures position on small cap equity index	-	55,790
Foreign - debt instruments	2,503,808	-
	$ 2,471,045	$ 55,790

Securities Owned - Equity Method

On April 25, 2011, the Company acquired for $4,000,000, an approximate 12.82% ownership interest in Bulltick Capital Market Holdings, LP ("Bulltick"), a broker-dealer partnership. The Company follows the equity method of accounting, as it has the ability to exercise significant influence, but not control, over operating and financial policies of Bulltick. As of the date of purchase, the basis difference between the carrying amount of the investment and the amount of the equity in net assets was approximately $4,000,000 of which $2,000,000 was deemed to be associated with amortizable intangible assets based on a preliminary purchase price allocation. During 2012 Bulltick entered into a Secured Convertible Promissory Note with a third party lender which diluted the ownership percentage in Bulltick of the Company from 12.82% to 10.74%. The Secured Convertible Promissory Note matured in April 2014 and the third party lender converted a portion of the note balance to equity which further diluted the ownership percentage in Bulltick of the Company from 10.74% to 8.73%. The Company entered into a Units Purchase Agreement with Bulltick on September 30, 2014 and purchased an additional 10.948% of Bulltick for $1,166,667 to increase its ownership percentage from 8.73% to 19.68%. The Company has recognized ($716,498) and $129,145 of its equity in the earnings from this investee during 2014 and 2013, respectively, in the consolidated statements of operations. Such amount for 2014 consists of the recognition of its equitable share of operating losses of ($95,839) and an impairment write down of ($620,659) based upon the valuation of Bulltick agreed to in the September 30, 2014 Units Purchase Agreement. As of December 31, 2014, the Company held an ownership interest of 19.682% in Bulltick. As of and for the years ended December 31, 2014 and December 31, 2013, Bulltick's total assets, total liabilities, total revenue and net loss were as follows:

	(Unaudited) 2014	(Unaudited) 2013
Total assets	$7,222,180	$7,025,000
Total liabilities	6,427,000	11,204,000
Total revenue	14,476,000	19,470,000
Net (loss)/income	(1,049,000)	1,209,000

As of December 31, 2013, 51% of the Company's ownership interest in Bulltick was pledged as collateral against a loan note held by the investee with a third party. The loan note matured in April, 2014 and, as a result, the third party lender released the collateral of the note.

NOTE D - RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated financial statements herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, filed with the SEC for the year ended December 31, 2014, is as follows:

	Part IIA of Form X-17A-5	Reclassifications	Consolidation of Subsidiaries	Financial Statements
Assets:				
Cash and cash equivalents	$ 243,663	$ 82,294	$ 8,778	$ 334,735
Restricted Cash	-	677,290	-	677,290
Deposits with clearing broker	-	188,266	-	188,266
Securities purchased under agreements to resell	-	-	45,784,985	45,784,985
Securities owned - at fair value	5,327,743	21	196,515	5,524,279
Securities owned – equity method	1,515,994	-	-	1,515,994
Receivables from other brokers and dealers	8,027,864	(8,027,864)	-	-
Receivables from clearing broker	-	4,856,889	1,539,116	6,396,005
Deferred tax asset	-	1,739,224	-	1,739,224
Interest and accounts receivable	-	150,359	2,174	152,533
Furniture and equipment, net of accumulated depreciation	98,063	-	-	98,063
Investment in subsidiary	1,768,939	(30)	(1,768,909)	-
Prepaid and other assets	987,311	875,348	-	1,862,659
Total	$ 17,969,577	$ 541,797	$ 45,762,659	$ 64,274,033
Liabilities:				
Notes payables to customers	$ -	$ -	$ 45,759,381	$ 45,759,381
Securities sold, not yet purchased at market value	-	61,560	-	61,560
Other liabilities	656,632	480,267	7,000	1,143,899
Total liabilities	656,632	541,827	45,766,381	46,964,840
Shareholder's equity	17,312,945	(30)	(3,722)	17,309,193
Total	$ 17,969,577	$ 541,797	$ 45,762,659	$ 64,274,033

NOTE E - INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to depreciation and loss carryforwards.

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations. The difference between the statutory rate of 34% and the effective rate in 2014 is primarily due to state income taxes. The difference between the statutory

(continued)

NOTE E - INCOME TAXES- Continued

rate of 34% and the effective rate in 2013 is also primarily due to state income taxes and non-deductible expenses.

The summary of the Company's income tax/(benefit) for the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
Federal	$ (551,838)	$ (527,265)
State	(35,383)	(17,379)
Current tax expense	(587,221)	(544,644)
Deferred tax (benefit)	(74,330)	(129,950)
Income tax expense (benefit)	$ (661,551)	$ (674,594)

The summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2014 and 2013 is as follows:

	2014	2013
Deferred taxes:		
Unrealized losses on investments	1,756,032	1,701,459
Depreciation	(16,808)	(36,565)
Net deferred tax asset	$ 1,739,224	$ 1,664,894

The Company has no capital loss carryforward as of December 31, 2014 and 2013. Management believes that, based on the available evidence, a valuation allowance is not necessary because it does not expect that any of the unrealized losses on investments which would result in a capital loss carryforward will expire unused. Management has determined it is more likely than not that the benefit related to the $1,739,224 of net deferred tax assets will be realized.
The open years applicable to INVEX, Inc. include tax years 2009 through 2014 for Federal tax purposes, 2008 through 2009 for Texas tax purposes and 2009 through 2014 for Florida tax purposes.

The Company recognizes financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Adjustments are made to the uncertain tax position balance in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company also records estimated penalties and interest as part of the balance of the uncertain tax positions.

(continued)

NOTE E - INCOME TAXES- Continued

The Company provides for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Interest and penalties on income taxes, if any, are recognized as part of interest expense on the consolidated statements of operations. The Company has determined that no liability for uncertain tax positions was necessary as of December 31, 2014 and 2013.

NOTE F - TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE G - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 as of December 31, 2014. At December 31, 2014, the Company had net capital as defined by Rule 15c3-1(f) of $8,574,357, which was $8,324,357 in excess of the required minimum net capital.

NOTE H - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

NOTE I - COMMITMENTS

The Company leases office space under an operating lease in Miami, Florida. The office lease provides for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The future minimum lease payments for the Company are as follows:

2015	230,844
2016	237,784
2017	244,904
2018	41,834
	$ 755,366

Rent expense for the office space in Miami, Florida amounted to approximately $202,800 for the years ended December 31, 2014 and 2013.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

NOTE K - RELATED-PARTY TRANSACTIONS

The Company was charged an annual fee totaling approximately $110,100 and $134,000 by the Parent during 2014 and 2013, respectively, for use of the name "INVEX.". As of December 31, 2014 and 2013, $110,100 and $134,395, respectively, were outstanding and payable to the Parent. There were no other amounts due to the Parent. The annual fee amounts due to the Parent are included in other liabilities in the consolidated statements of financial condition.

The Company has approximately $7,900 and $5,800 of receivables at December 31, 2014 and 2013, respectively, from employees related to personal expenses. The Company had a note receivable due from an employee in the amount of $53,807 and $62,556 as of December 31, 2014 and 2013, respectively. The note is unsecured and was issued on April 15, 2011 with a principal balance of $80,000 and a maturity of

(continued)

NOTE K - RELATED-PARTY TRANSACTIONS- Continued

April 15, 2012. A payment was made on the note in April of 2012 and a new note was executed to replace the original $80,000 note. The new note in the amount of $71,133 matures on or before April 15, 2020. The interest on the note accrues at 2% per annum, payable each year on the anniversary of the note. Such related party note and interest amounts are included in interest and accounts receivable in the accompanying consolidated statements of financial condition.

The Company paid a consulting fee totaling $35,000 and $140,000 in 2014 and 2013 respectfully to a Board member of INVEX, Inc., for developing client relationships in Mexico. These fees are included as a component of professional fees in the consolidated statements of operations.

NOTE L - EMPLOYEE RETIREMENT SAVINGS PLAN

The Company participates in a Salary Reduction Simplified Employee Pension Plan (the "Plan") for its employees. An employee is eligible to participate in the Plan after three months of employment with the Company. Employees can contribute from 1% to 15% of their bi-weekly pay into the Plan up to a maximum of the lesser of 25% of the participant's compensation (subject to Internal Revenue Code limits) or $17,500 in 2014 and $16,500 in 2013. The Company matches up to 100% of the first 3% of a participating employee's contribution to the Plan. During the years ended December 31, 2014 and 2013, the Company contributed approximately $38,000 and $44,000, respectively, to the Plan.

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

(continued)

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

- Corporate bonds - The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable

(continued)

price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

- Resale and Repurchase Agreements - Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions, which are valued at their face amount due to the short-term nature and underlying credit quality of those instruments. The Company receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, and monitors market value of these securities on a daily basis.

- Credit default swaps – Management has identified two ways to evaluate the fair value of credit default swaps. One is to evaluate the rate or premium the company must pay to buy the credit protection offered by a credit default swap. The second is to evaluate the difference in the spread of the credit protection affected by the movement of the underlying index. The Company evaluates the difference between the nominal coupon of the credit default swap and the spread originally negotiated with the counterparty.

(continued)

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2014:

Financial Assets and Liabilities at Fair Value
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Domestic treasury bill	$ 2,500,000	$ -	$ -	$ 2,500,000
Domestic equities	-	417,000	-	417,000
Foreign equities	-	124,000	-	124,000
Corporate debt	$ -	$ 2,483,000	$ -	$ 2,483,000
Totals	$ 2,500,000	$ 3,024,000	$ -	$ 5,524,000
LIABILITIES				
Derivatives (credit default swaps)	$ -	$ 593,000	$ -	$ 593,000
Future position on small cap equity index	-	62,000	-	62,000
Totals	$ -	$ 655,000	$ -	$ 655,000

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2013:

Financial Assets and Liabilities at Fair Value
As of December 31, 2013

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Foreign currency futures	$ -	$ (32,000)	$ -	$ (32,000)
Corporate debt	$ -	$ 2,503,000	$ -	$ 2,503,000
Totals	$ -	$ 2,471,000	$ -	$ 2,471,000
LIABILITIES				
Derivatives (credit default swaps)	$ -	$ 1,240,000	$ -	$ 1,240,000
Future position on small cap equity index	-	56,000	-	56,000
Totals	$ -	$ 1,296,000	$ -	$ 1,296,000

NOTE N - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash deposited with the clearing broker, receivables - brokers, dealers, and clearing organization, securities purchased under agreements to resell, and payables - customers.

NOTE O - DERIVATIVE FINANCIAL INSTRUMENTS USED FOR PURPOSES OTHER THAN TRADING

As of December 31, 2014, the Company had outstanding Credit Default Swap Agreements (the "Agreements") with an investment banking firm with a notional amount of $10,000,000. The Agreements were entered into in order to economically hedge the credit risk associated with the Company's foreign and domestic debt securities. The Company pays an interest based fee to the investment banking firm in return for this guarantee. The Agreements are recorded at fair value, and changes in fair value together with the interest based fee are recognized as interest expense in the consolidated statements of operations. As of December 31, 2013 the Company had outstanding Credit Default Swap Agreements with a notional amount of $15,000,000. The Company unwound one of the Credit Default Swap Agreements with a notional amount of $5,000,000 during 2014. The fair value of the remaining Agreements with a notional amount of $10,000,000 amounted to a liability of ($592,900) as of December 31, 2014 and the fair value of the Agreements with a notional amount of $15,000,000 amounted to a liability of ($1,240,071) as of December 31, 2013. These amounts are included in other liabilities in the consolidated statements of financial condition as of December 31, 2014 and 2013.

The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

NOTE P - NOTES ON SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred subsequent to December 31, 2014, through the date these consolidated financial statements were issued, for potential recognition or disclosure in the accompanying consolidated financial statements. The Company didn't identify any subsequent events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

INVEX, Inc. and Subsidiary

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2014

Net capital:		
Total shareholder's equity from consolidated statement of financial condition		$ 17,309,193
Deductions/Charges:		
Nonallowable assets:		
Deferred tax asset	$ 1,739,224	
Receivables	792,718	
Investments in and receivables from subsidiary	1,765,187	
Furniture and equipment, net	98,063	
Investment in non-marketable securities	1,515,994	
Other assets	1,862,959	
Total nonallowable assets		7,774,145
Commodity futures contracts capital charges		168,300
Net capital before haircuts on securities positions (tentative net capital)		9,366,748
Deduct:		
Haircuts on securities:		
Contractual securities commitments	362,500	
Debt securities	343,005	
Other securities	81,157	
Undue concentration	5,729	
Total haircuts on securities		792,391
Net capital		$ 8,574,357
Capital requirement:		
Greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation ($0) or $250,000		$ 250,000
Net capital in excess of requirement		8,324,357
Net capital as above		$ 8,574,357

Statement pursuant to Rule 17A-5(d)(4)

There are no material differences between the net capital amount above and the amount reported on the Company's unaudited FOCUS report.

INVEX, Inc. and Subsidiary
STATEMENT REGARDING RULE 15C3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISION
December 31, 2014

The Company is exempt from Rule 15c3-3 of the U.S Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.

Grant Thornton

Grant Thornton LLP
1301 International Parkway, Suite 300
Fort Lauderdale, FL 33323-2874

T 954.768.9900
F 954.768.9908

801 Brickell Avenue, Suite 2450
Miami, FL 33131-4944

T 305.341.8040
F 305.341.8099
GrantThornton.com
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by INVEX, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

Grant Thornton

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Miami, Florida
February 27, 2015

Grant Thornton

Grant Thornton LLP
1301 International Parkway, Suite 300
Fort Lauderdale, FL 33323-2874

T 954.768.9900
F 954.768.9908

801 Brickell Avenue, Suite 2450
Miami, FL 33131-4944

T 305.341.8040
F 305.341,8099
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) INVEX, Inc. (a Delaware corporation) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period of June 1 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Miami, Florida
February 27, 2015